LEASE TERMINATION AGREEMENT
(CALABASAS COMMERCE CENTER)

This Lease Termination Agreement (this **"Agreement"**) is entered into as of the 6th day of July, 2009, by and between ARDEN REALTY LIMITED PARTNERSHIP, a Maryland limited partnership (**"Landlord"**) and ASPYRA, INC., a California corporation (**"Tenant"**).

RECITALS:

A.   Landlord and Tenant's predecessor-in-interest, Creative Computer Applications, Inc., a California corporation (**"Original Tenant"**), entered into that certain Standard Office Lease dated as of July 7, 1997 (**"Original Lease"**), as amended by that certain First Amendment to Lease by and between Arden Realty Finance III, L.L.C., a Delaware limited liability company, and dated as of January 11, 2001 (the **"First Amendment"**), that certain Second Amendment to Lease dated as of December 30, 2002 (the **"Second Amendment"**), and that certain Third Amendment to Lease by and between Landlord and Tenant and dated as of March 15, 2007 (the **"Third Amendment"**), whereby Landlord leased to Tenant, and Tenant leased from Landlord, those certain premises consisting of approximately 16,806 rentable square feet commonly known as Suite A (the **"Premises"**), located on the first (1st) and Mezzanine floors of that certain building located at 26115 Mureau Road, Calabasas, California. The Original Lease, as amended by each of the First Amendment, Second Amendment and Third Amendment, shall herein be referred to, collectively, as the **"Lease."**

B.   Tenant currently owes to Landlord the sum of $89,680.00 (**"Past Due Amount"**), which amount represents Tenant's past due monetary obligation through July 2009, after the application of Tenant's existing Security Deposit in the amount of $31,259.60.

C.   Tenant and Landlord desire to enter into this Agreement in order to terminate the Lease and to release one another from their respective obligations thereunder, except as otherwise provided herein.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing recitals and the conditions and the covenants hereinafter contained, and for other consideration hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant hereby agree as follows:

1.   Termination of the Lease. Landlord and Tenant hereby agree that conditioned upon and subject to the performance by the parties of the provisions of this Agreement, the Lease shall terminate and be of no further force or effect as of July 31, 2009 (**"Termination Date"**).

2.   Return of Premises. Tenant hereby agrees to and will vacate the Premises and restore and deliver exclusive possession of the same to Landlord on or before the Termination Date in accordance with the provisions of the Lease. Tenant shall remove, at its sole cost and expense, all existing furniture, equipment and fixtures installed by Tenant pursuant to the terms and provisions of Article 29 of the Original Lease; provided however, Tenant shall not be obligated to remove those items listed on Exhibit "A" attached hereto. Notwithstanding the foregoing obligations of Tenant, any furniture, equipment or other property remaining in the Premises as of the Termination Date shall be and is considered abandoned by Tenant (**"Abandoned Property"**) and may be disposed of or utilized by Landlord in any manner whatsoever at no cost to Tenant. Tenant hereby knowingly, intentionally and expressly waives any and all rights and remedies under the Lease and/or California law with respect to the Abandoned Property including, without limitation, all rights under Civil Code § 1983, et seq.

3.   Security Deposit. Landlord shall be entitled to retain, without liability to Tenant,

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and Tenant stipulates that it has relinquished to Landlord any security deposits currently held by Landlord in connection with the Lease. In connection with this Section 3, Tenant knowingly, intentionally and expressly waives any and all rights it may have under Civil Code § 1950.7 and any similar statute regarding security deposits.

4.   Termination Fee/Default.

(a)   As consideration for Landlord's execution of this Agreement, Tenant agrees to and will pay to Landlord in good U.S. funds, via cashier's checks or wire, the total sum of $150,000.00 (the "**Termination Fee**"), which sum represents the Past Due Amount plus Tenant's monetary obligation under the Lease through the Termination Date, including an early termination fee. Tenant agrees to and will pay $89,860.00 of the Termination Fee to Landlord in four (4) installments pursuant to the following schedule:

Termination Fee Installments	Due Date
$10,000.00	July 10, 2009
$15,000.00	November 1, 2009
$15,000.00	March 1, 2010
$49,860.00	June 1, 2010

Landlord agrees that if Tenant timely pays the four installments listed above totaling $89,680.00, Landlord shall accept such payments as full and final satisfaction of the Termination Fee.

(b)   Notwithstanding any provision to the contrary, in the event of a "Material Default" by Tenant beyond applicable notice and cure periods, which Material Default shall include, but is not limited to, (i) Tenant's failure to vacate and surrender exclusive possession of the Premises to the Landlord by the Termination Date, or (ii) Tenant's failure to timely make any of the payments due under Paragraph 4(a) above within five (5) calendar days after receipt of notice[1] from Landlord, Tenant hereby stipulates that the entire Termination Fee, less any payments already made, will become immediately due and owing to Landlord. In addition, Landlord will be entitled to seek daily damages for Tenant's unauthorized holdover of the Premises.

5.   Release of Liability. Except as otherwise provided in Sections 6 and 7 hereof, and conditioned on and subject to the performance by the parties of the provisions of this Agreement:

(a)   Landlord and Tenant shall, as of the Termination Date, be fully and unconditionally released and discharged from their respective obligations arising after the Termination Date from or connected with the provisions of the Lease, specifically including, without limitation, any right Tenant may have to audit or review Landlord's books or records or to contest any "Operating Costs," as that term is defined in the Lease, billed to Tenant under the Lease; and

(b)   This Agreement shall fully and finally settle all demands, charges, claims, accounts or causes of action of any nature, including, without limitation, both known and unknown claims and causes of action that may arise out of or in connection with the obligations of the parties under the Lease before or after the Termination Date.

Each of the parties expressly waives the provisions of California Civil Code § 1542,

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[1] For notice purposes under this Agreement, Tenant's notice address is 4360 Park Terrace Drive, Suite 220, Westlake Village, California 91361, Attn: Hal Cook, President, and notice is deemed effective upon receipt if sent via express courier, certified mail or confirmed fax to Tenant (Attn: Hal Cook) at (818) 591-7740 (with the original deposited in the U.S. mail in the case of fax). Landlord's notice address is Arden Realty, Inc., 11601 Wilshire Boulevard, 4th Floor, Los Angeles, CA 90025, Attn.: Legal Department, and notice is deemed effective upon receipt if sent via express courier, certified mail or confirmed fax to Landlord at (310) 268-8303 (with the original deposited in the U.S. mail in the case of fax).

which provides:

> "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

Each party acknowledges that it has received the advice of legal counsel with respect to the aforementioned waiver and understands the terms thereof.

6. Representation of Tenant. Tenant represents and warrants to Landlord that (a) Tenant has not heretofore assigned or sublet all or any portion of its interest in the Lease; (b) no other person, firm or entity has any right, title or interest in the Lease; (c) Tenant has the full right, legal power and actual authority to enter into this Agreement and to terminate the Lease without the consent of any person, firm or entity; and (d) Tenant has the full right, legal power and actual authority to bind Tenant to the terms and conditions hereof. Tenant further represents and warrants to Landlord that as of the date hereof there are no, and as of the Termination Date there shall not be any, mechanics' liens or other liens encumbering all or any portion of the Premises by virtue of any act or omission on the part of Tenant, its predecessors, contractors, agents, employees, successors or assigns. Notwithstanding the termination of the Lease and the release of liability provided for herein, the representations and warranties set forth in this Section 6 shall survive the Termination Date and Tenant shall be liable to Landlord for any inaccuracy or any breach thereof.

7. Continuing Liability. Notwithstanding the termination of the Lease and the release of liability provided for herein, (a) Tenant shall remain and is liable with respect to the period of its tenancy prior to the Termination Date, for the performance of all of its obligations under the Lease and Landlord shall have all the rights and remedies with respect to such obligations as set forth in the Lease, and (b) Tenant's defense and indemnity obligations under the Lease remain in full force and effect for any all claims, causes of action, damages, liabilities, attorneys' fees, costs, judgments and/or awards arising out of facts and circumstances which occurred prior to the Termination Date and/or prior to Tenant's actual delivery of exclusive possession of the Premises to the Landlord. In the event that Tenant retains possession of the Premises or any part thereof after the Termination Date, then in addition to any other rights or remedies available to Landlord, the provisions of Article 5 of the Lease shall apply. The provisions of Articles 13 and 14 of the Lease shall also survive the Termination date, this Agreement and the release contained herein.

8. Attorneys' Fees. Should any dispute arise between the parties hereto or their legal representatives, successors and assigns concerning any provision of this Agreement or the rights and duties of any person in relation thereto, the party prevailing in such dispute shall be entitled, in addition to such other relief that may be granted, to recover reasonable attorneys' fees and legal costs in connection with such dispute.

9. Governing Law. This Agreement shall be governed and construed under the laws of the State of California.

10. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but such counterparts, when taken together, shall constitute one agreement.

11. Binding Effect. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective legal representatives, successors and assigns.

12. Time of the Essence. Time is of the essence of this Agreement and the provisions contained herein.

13. Further Assurances. Landlord and Tenant hereby agree to execute such further documents or instruments as may be necessary or appropriate to carry out the intention of this

Agreement.

14. <u>Voluntary Agreement</u>. The parties have read this Agreement and mutual release as contained herein, and on the advice of counsel they have freely and voluntarily entered into this Agreement.

15. <u>Integration/Modifications</u>. This Agreement constitutes the entire agreement between the parties and may not be altered, amended, modified or otherwise changed in any respect whatsoever, except by a writing duly executed by all of the parties affected by such modification or by their authorized representatives. Any modification or waiver of any one provision shall not constitute a waiver or modification of any other provision not expressly waived or modified.

16. <u>Confidentiality</u>. Except as otherwise required by law or by a court of competent jurisdiction, or as reasonably necessary to the parties' outside auditors or accountants, or to potential buyers of the Building, the parties to this Agreement agree never to disclose the terms, conditions or amounts set forth in the Agreement or the discussions or negotiations that preceded them.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Agreement as of the day and year first above written.

LANDLORD:

ARDEN REALTY LIMITED PARTNERSHIP,
a Maryland limited partnership

By: ARDEN REALTY, INC.
    a Maryland corporation
    Its: Sole General Partner

By:_____
    Its:_____

TENANT:

ASPYRA, INC.,
a California corporation

By:
Print Name: JAMES HELMS
    Its: VP STRATEGIC ANALYSIS

By: _____
Print Name:_____
    Its:_____

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EXHIBIT "A"

REMAINING FURNITURE/EQUIPMENT IN THE PREMISES

Aspyra owned fixtures, furniture and equipment consists of:

1. Cubicles   (excluding the Help Desk support room)
2. De sks
3. Crede nzas
4. B ookshelves
5. T ables
6. Chairs
7. Fil ing cabinets
8. S helving units
9. Cabine ts
10. Server racks
11. Emergency power system – HV Series Uninterruptible Power System, Model #HV-14000
12. DPSI 80 KW Diesel Standby Generator Set
13. Transfer switch
14. 14KVA Battery
15. Lobby furniture

J:\Legal\Documents\Terminations\Aspyra Inc.1075B.Term.R03.clean.mac.doc